Exhibit 12.2.b

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

			Years Ended December 31,
	Six Months Ended June 30, 2013	Twelve Months Ended June 30, 2013	2012	2011	2010	2009	2008

Earnings, as defined:
Income from continuing operations before income tax expense	$868	$1,902	$1,703	$1,362	$1,394	$503	$1,364

Fixed charges included in income	197	399	418	361	385	392	343

Total earnings, as defined	$1,065	$2,301	$2,121	$1,723	$1,779	$895	$1,707

Fixed charges, as defined:

Interest charges	$191	$386	$404	$346	$368	$376	$330

Rental interest factor	6	13	14	15	17	16	13

Fixed charges included in income	197	399	418	361	385	392	343

Preference security dividend requirement	13	27	27	27	27	24	26

Total fixed charges, as defined	$210	$426	$445	$388	$412	$416	$369

Ratio of Earnings to Fixed Charges and Preferred Dividends	5.07	5.40	4.77	4.44	4.32	2.15	4.63